Exhibit 99.1

	Series 075 (formerly known as Masterworks 075, LLC)

	Gross Artwork Sale Proceeds	$16,500,000.00
(+)	Cash on Balance Sheet	$140.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$16,500,140.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(892,216.00)
=	Distributable Proceeds to Class A Shares	$15,607,824.00
(/)	Total Class A Shares Outstanding	601,948 *
=	Distributable Proceeds per Class A Share	25.93
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.296

	Offering period
	Cash Receipt Date	9/11/2026
(-)	Final Offering Close Date	8/29/2022
=	Days from final close to cash receipt	1,474
(/)	Days of year	365
=	IRR Period (in years)	4.04

	IRR Calculation
	MOIC	1.29644
	IRR Period (in years)	4.04
	IRR	6.6%

*Reflects 35,848 Class A shares issued in respect of administrative service fees originally issued to Masterworks Administrative Services, LLC.